Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on February 23, 2021

and

MANAGEMENT INFORMATION CIRCULAR

Dated: January 18, 2021

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on February 23, 2021

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of shareholders of Organigram Holdings Inc. (the “Company”) will be held virtually via live audio webcast at http://web.lumiagm.com/260008799 on Tuesday, February 23, 2021 at 10:00 a.m. (Toronto time) for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of the Company for its fiscal year ended August 31, 2020, and the report of the former auditor thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to appoint the successor auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor; and

(d)	to consider other business that may properly come before the Meeting or any adjournment thereof.

An accompanying information circular contains details of the matters to be considered at the Meeting (the “Circular”). No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has been carefully monitoring the outbreak of COVID-19. Given the unprecedented circumstances and in light of the Company’s commitment to the health and well-being of its employees, customers, suppliers, partners, shareholders and other stakeholders, the Company will be conducting this year’s Meeting in a virtual-only format. A virtual-only meeting format is being adopted in response to the rapidly evolving COVID-19 pandemic in order to enfranchise and give all shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular contracts, circumstances or risks they may be facing as a result of COVID-19.

Shareholders who attend the Meeting will do so by accessing a live webcast of the Meeting via the internet. Shareholders will be able to access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Only registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the Meeting, all in real time by visiting http://web.lumiagm.com/260008799, using the password “ogi2021” (case sensitive).

The audited consolidated financial statements for the fiscal year ended August 31, 2020 and the report of the auditor thereon will be made available at the Meeting and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Holders of common shares registered on the books of the Company at the close of business on January 15, 2021 are entitled to notice of, and to vote at, the Meeting.

Registered shareholders may attend the Meeting online or may be represented by proxy. If you are a registered shareholder and are unable to attend the Meeting online, please complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be valid, such proxies must be deposited with the Company’s transfer agent, TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 by 10:00 a.m.

(i)

(Toronto time) on February 19, 2021 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting).

Non-registered beneficial shareholders, whose shares are registered in the name of a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”) should carefully follow the voting instructions provided by their Intermediary.

All non-registered shareholders should follow the instructions set out in the voting instruction form and in the Circular to ensure that such shareholders’ common shares will be voted at the Meeting. If you hold your common shares in a brokerage account, you are not a registered shareholder.

DATED at Toronto, Ontario this 18th day of January, 2021.

By Order of the Board of Directors

/s/ Greg Engel

Greg Engel

Chief Executive Officer

(ii)

TABLE OF CONTENTS

INFORMATION CIRCULAR	1

VOTING INFORMATION	1
Voting Shares and Record Date	1
Solicitation of Proxies	1
Voting and Asking Questions at the Meeting	2
Notice to Shareholders in the United States	4
Voting and Discretion of Proxies	5
Principal Holders of Voting Shares	5

BUSINESS OF THE MEETING	5
Receipt of Financial Statements	5
Election of Directors	5
Appointment of Auditor	16

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	17

CORPORATE GOVERNANCE DISCLOSURE	17
Independence	17
Skills of Director Nominees	18
Mandate	20
Orientation and Continuing Education	20
Meetings	20
Position Descriptions	20
Code of Business Conduct and Ethics	20
Nomination of Directors	21
Other Board Committees	21
Assessments	22
Director Tenure	23
Board Interlocks	23
Diversity	23
Nasdaq Corporate Governance	24

COMPENSATION OF EXECUTIVE OFFICERS	24
Named Executive Officers	24
Overview and Philosophy	25
Compensation Discussion and Analysis	25
Summary Compensation Table	30
Performance Graph	31
Equity Incentive Plans	31
Securities Authorized for Issuance under the Equity Compensation Plans	43
Burn Rate under the 2011 Stock Option Plan and 2017 Equity Incentive Plan	44
Incentive Plan Awards	45
Group Retirement Programs	46
Benefits and Perquisites	46
Termination and Change of Control Benefits	46

DIRECTOR COMPENSATION	48
Overview and Philosophy	48
Elements of 2020 Director Compensation	48

(i)

Director Summary Compensation Table	49
Incentive Plan Awards	49
Share Ownership Policy	51
Directors’ and Officers’ Liability Insurance	51

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	51

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	51

ADDITIONAL INFORMATION	52

OTHER MATTERS	52

(ii)

INFORMATION CIRCULAR

This information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Organigram Holdings Inc. for use at the annual general meeting (the “Meeting”) of its shareholders to be held virtually via live audio webcast at http://web.lumiagm.com/260008799 on Tuesday, February 23, 2021 at 10:00 a.m. (Toronto time) or at any adjournment(s) or postponement(s) thereof. The Meeting has been called for the purposes set forth in the notice of annual general meeting of shareholders (the “Notice of Meeting”) that accompanies this Circular. Unless otherwise stated, all information in this Circular is current as of January 18, 2021.

This year, out an abundance of caution, to proactively deal with the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of the Company’s communities, shareholders, employees and other stakeholders, the Meeting will be held in a virtual-only format, which will be conducted via live audio webcast over the internet. Shareholders will have an opportunity to participate at the Meeting online regardless of their geographic location. A summary of the information that shareholders will need to attend the Meeting online is provided under “Voting and Asking Questions at the Meeting”, “Appointment and Revocation of Proxies – Registered Shareholders” and “Appointment and Revocation of Proxies – Non-Registered Shareholders”.

In this Circular, references to the “Company”, “we” and “our” refer to Organigram Holdings Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

VOTING INFORMATION

Voting Shares and Record Date

The record date for the Meeting is January 15, 2021 (the “Record Date”). The Company’s transfer agent has prepared a list, as of the close of business on the Record Date, of the registered holders of the Company’s Common Shares. A holder of the Company’s Common Shares whose name appears on such list is entitled to vote the Common Shares on such list at the Meeting. Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting. As of the Record Date, there were 232,161,489 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

Solicitation of Proxies

The solicitation of proxies is being made by or on behalf of management. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or other form of correspondence. The Company may cause a soliciting dealer group to be formed for the purposes of soliciting proxies for the Meeting, for which the Company would pay customary fees. The cost of solicitation of proxies will be borne by the Company. With respect to non-registered shareholders, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of the proxy-related materials to intermediaries for onward distribution to non-registered shareholders. The intermediaries are required to forward the materials to non-registered shareholders in advance of the Meeting unless the non-registered shareholders have waived the right to receive them. The Company will pay the fees and costs of intermediaries for their services in transmitting proxy-related material. This cost is expected to be nominal.

Voting and Asking Questions at the Meeting

This year we are holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, where all shareholders regardless of geographic location will have an opportunity to participate in the Meeting.

Given this new format, all shareholders are strongly advised to carefully read the voting instructions below that are applicable to them.

Voting as a Registered Shareholder

Registered shareholders on the Record Date may vote online at the virtual meeting at http://web.lumiagm.com/260008799. Registered Shareholders should click on “I have a control number” and he, she, or it will be prompted to enter his, her, or its twelve digit control number (which is located on their proxy form) and enter the password “ogi2021” (case sensitive). The shareholder has to be connected to the internet at all times to be able to vote – it is each shareholder’s responsibility to make sure that he, she or it stays connected for the entire Meeting.

Voting as a Non-Registered Shareholder

For non-registered shareholders, whose shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution, such non-shareholder’s intermediary is entitled to vote the shares held by it and beneficially owned by the non-registered shareholder on the Record Date. However, the intermediary must first seek the non-registered shareholder’s instructions as to how to vote his, her or its shares or otherwise make arrangements so that he, she or it may vote his, her or its shares directly. Non-registered shareholders may vote his, her, or its shares through such non-shareholder’s intermediary or online at the virtual Meeting by duly appointing themselves as proxyholder as described under the heading “Appointment and Revocation of Proxies – Non-Registered Shareholders”.

Non-registered shareholders that duly appoint themselves as proxyholder and obtain a control number as described under the heading “Appointment and Revocation of Proxies – Non-Registered Shareholders”, may vote online at the virtual meeting at http://web.lumiagm.com/260008799. Non-registered shareholders should click on “I have a control number” and he, she, or it will be prompted to enter his, her, or its control number (obtained from TSX Trust) and enter the password “ogi2021” (case sensitive). The shareholder has to be connected to the internet at all times to be able to vote – it’s the shareholder’s responsibility to make sure that he, she or it stays connected for the entire Meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting, however such non-registered shareholders may still attend the Meeting as guests through the live audio webcast at http://web.lumiagm.com/260008799.

Asking Questions at the Meeting

Registered shareholders and non-registered shareholders who have appointed themselves as proxyholder and obtained a control number are eligible to ask a question during the Q&A portion of the Meeting. In the event that any such shareholder wishes to ask a question, the shareholder should select the messaging icon and type his, her or its question within the chat box at the bottom of the messaging screen. Once satisfied with the question, the shareholder should click the arrow button to submit the question to the Chair of the Company’s board of directors (the “Board”). All submitted questions will be moderated by the Lumi platform before being sent to the Chair of the Board. Questions can be submitted at any time during the Q&A session up until the Chair of the Board closes the session.

Technical Assistance

Should a shareholder require assistance with the use of the virtual meeting platform, the shareholder can access additional information on the provider’s website at https://go.lumiglobal.com/faq. Furthermore, should a shareholder wish to speak with a Lumi representative, through the website above, both a live chat service and a contact ticket system is available.

Appointment and Revocation of Proxies – Registered Shareholders

The following instructions are for registered shareholders only. If a shareholder is a non-registered beneficial shareholder, the shareholder should follow his, her, or its intermediary’s instructions on how to vote such shareholder’s shares. Non-registered shareholders should also refer to the discussion under “Appointment and Revocation of Proxies – Non-Registered Shareholders” in this Circular.

A registered shareholder on the Record Date may vote at the Meeting or appoint a person to represent such shareholder at the Meeting by proxy. A shareholder may either instruct that person on how they want that person to vote, or let him or her determine how to vote the shareholder’s shares. The persons named as proxyholders in the form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a person other than the person named in the accompanying form of proxy, who need not be a shareholder, to attend and act for and on behalf of such shareholder at the Meeting. Any shareholder wishing to exercise such right may do so by inserting in the blank space provide in the applicable form of proxy the name of the person such shareholder wishes to appoint as proxy holder and by duly delivering such proxy, or by duly completing and delivering another proper form of proxy to the Company’s transfer agent within the time period and at the address set out below.

Shareholders who are unable to attend the Meeting are requested to complete, sign and date the accompanying form of proxy and return such proxy to the Company’s transfer agent, TSX Trust Company (“TSX Trust”), located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, not later than 10:00 a.m. (Toronto time) on February 19, 2021 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting). Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Chair of the Company’s Board at his or her discretion without notice.

Registered shareholders who wish to appoint a person other than the management nominees identified on the form of proxy, must carefully follow the instructions in this Circular and on their form of proxy. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust, by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at http://tsxtrust.com/resource/en/75, after submitting their form of proxy. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting.

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use by depositing an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a company, by an officer or attorney thereof duly authorized, with TSX Trust located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 not later than 10:00 a.m. (Toronto time) on February 19, 2021 (at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any reconvened in the event of an adjournment of the Meeting). Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion, without notice.

A shareholder may also revoke his, her, or its proxy at the Meeting provided that such shareholder is a registered shareholder whose name appeared on the shareholders’ register of the Company as at the Record Date.

Appointment and Revocation of Proxies – Non-Registered Shareholders

A non-registered shareholder is a shareholder who beneficially owns shares that are registered in the name of an intermediary such as a securities broker, financial institution, trustee, custodian or other nominee who holds shares on behalf of the shareholder, or in the name of a clearing agency in which the intermediary is a participant. Pursuant to NI 54-101, the Company will distribute copies of proxy-related materials in connection with this Meeting to intermediaries for onward distribution to non-registered shareholders. Intermediaries have obligations to forward Meeting materials to non-registered shareholders unless otherwise instructed by the shareholder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxy holders are permitted to vote at the Meeting. A non-registered shareholder should follow the directions of the intermediary with respect to the procedures to be followed in order to permit the non-registered shareholder to direct the voting of shares beneficially owned by such shareholder. A non-registered shareholder wishing to attend and vote at the Meeting must insert his, her or its own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and return it in accordance with the intermediary’s directions. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

Non-registered shareholders who wish to attend and vote at the Meeting must also take the additional step of registering with our transfer agent, TSX Trust, by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at http://tsxtrust.com/resource/en/75, after submitting their voting instruction form. Failure to register with the TSX Trust in advance of the proxy cut-off time will result in the non-registered shareholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change the vote and, if necessary, revoke their proxy.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of a foreign private issuer (as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) located in Canada and is being effected in accordance with the corporate laws of Canada and securities laws of the provinces and territories of Canada. The proxy solicitation rules under the Exchange Act are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces and territories of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces and territories of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Company is a corporation existing under the laws of Canada. The Company exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or judgment by, a United States court.

Voting and Discretion of Proxies

On any ballot that may be called for, shares represented by proxies in favour of the persons named on the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions indicated therein.

When the shareholder has not specified in the form of proxy the manner in which the named proxy nominees are required to vote on any of the matters identified on the form of proxy, the shares represented by proxies in favour of the Company’s nominees will be voted FOR the election of directors identified in this Circular and FOR the appointment of the auditor identified in this Circular.

Principal Holders of Voting Shares

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company at the Record Date.

BUSINESS OF THE MEETING

To the knowledge of the directors of the Company, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting.

Receipt of Financial Statements

At the Meeting, shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended August 31, 2020 and the auditor’s report on such statements. The Company’s audited financial statements have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Election of Directors

At the Meeting, it will be proposed that eight directors be elected to hold office for a term expiring at the close of the next annual general meeting, or until their successors are elected or appointed in accordance with the provisions of the Canada Business Corporations Act (the “CBCA”).

Unless authority to vote is withheld, the management appointee acting as a proxyholder will vote IN FAVOUR of the appointment of the nominees who are named below. If any of the proposed nominees should for any reason be unable to serve as a director, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Advance Notice Provision

At the Company’s annual general and special meeting held on February 25, 2020, the Company’s shareholders approved an amendment to the Company’s articles, which removed the then existing advance notice provision from the Company’s articles. The Company’s shareholders passed an ordinary resolution confirming the Amended and Restated By-Law No. 1 of the Company, which included revised advance notice provisions updated to current market standard (the “Advance Notice Provision”).

The Advance Notice Provision fixes a deadline by which shareholders must submit director nominations prior to any meeting of the shareholders. In the case of annual general meetings, advance notice must be delivered to the Company not less than 30 days prior to the date of the annual general meeting, provided, however, that if (a) the annual general meeting of shareholders is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice must be received not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual general meeting if first made by the Company, and (b) the Company uses “notice-and-access” (as defined in NI 54-101) to send proxy related materials to shareholders in connection with an annual general meeting, notice must be received not less than 40 days prior to the date of the annual general meeting. In the case of a special meeting of the shareholders (which is not also an annual general meeting of the shareholders), advance notice must be delivered to the Company not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of shareholders is first made by the Company.

The Advance Notice Provision requires any shareholder making a director nomination to provide certain important information about its nominee(s) with its advance notice. The Board may, in its sole discretion, waive any advance notice requirement. The Board believes that all shareholders should be provided with sufficient disclosure and time to make appropriate decisions on the election of their board representatives, allowing shareholders to fully participate in the director election process in an informed and effective manner. The Advance Notice Provision provides a transparent, structured, and fair director nomination process, consistent with the guidelines published by leading proxy advisory firms.

The Advance Notice Provision includes a provision providing for a forum for adjudication of certain disputes, whereby unless the Company approves or consents in writing to the selection of an alternative forum, the courts of the Province of Ontario and appellate courts shall be the sale and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Company to the Company, (c) any action asserting a claim arising pursuant to any provision of the CBCA or the articles or by-laws of the Company (as either may be amended from time to time), or (d) any action asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but does not include claims related to the business carried on by the Company or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation, any registered or beneficial ownership thereof, in the securities of the Company shall be deemed to have notice of and consented to the provisions of the by-laws.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

Majority Voting Policy

The Board has adopted a majority voting policy (the “Majority Voting Policy”) in director elections that will apply at any meeting of shareholders where an uncontested election of directors is held. Pursuant to the Majority Voting Policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director nominee, the director nominee shall be required to submit his or her resignation to the Board promptly following the applicable meeting. Following receipt of resignation, the Company’s Corporate Governance and Nominating Committee (the “CGN Committee”) shall consider whether or not to accept the offer of resignation and shall recommend to the Board whether or not to accept

it. With the exception of special circumstances, the CGN Committee shall be expected to accept and recommend acceptance of the resignation by the Board. Within 90 days following the applicable meeting, the Board shall make its decision and promptly disclose it via press release. A director who tenders his or her resignation pursuant to the Company’s Majority Voting Policy shall not be permitted to participate in any meeting of the Board or the CGN Committee at which his or her resignation is to be considered.

Principal Occupation during the Past 5 Years and Experience
Peter Amirault, Chair of the Board Toronto, Canada Age: 60	Director Since: June 2, 2016 Independent: Yes Other Public Board Membership: N/A

Mr. Amirault has been the President of BML Group Limited in Toronto, a holding company with interests in real estate development and private investments, since 2009. Prior to joining BML Group, Mr. Amirault held varying executive roles including: President of Swiss Chalet North America for the Cara Group of Companies, CEO of Creemore Springs Brewery Ltd, Senior Vice President of Molson Coors Canada, Managing Director of Sleeman Brewing Ltd, along with senior roles at Nestle Canada and The Premium Beer Company of Toronto. Mr. Amirault holds a BBA from Acadia University and an MBA from The Schulich School of Business. Mr. Amirault’s previous board experience and roles at senior management levels bring a wealth of knowledge to the Board and the Company.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
N/A	100%	N/A	100%

Securities Controlled or Directed as of January 18, 2021

Common Shares	Options	RSUs
160,000	144,312	145,692

Principal Occupation during the Past 5 Years and Experience
Greg Engel, Director and Chief Executive Officer Toronto, Ontario, Canada Age: 56	Director Since: March 13, 2017 Independent: No Other Public Board Membership: N/A

Mr. Engel is a senior executive with 30 years of national and international experience in the pharmaceutical, biotechnology, cannabis and consumer packaged goods industries. Mr. Engel has led the creation, development and growth of several companies over the span of his career. An articulate and trusted voice in the Canadian cannabis space, prior to joining Organigram Mr. Engel was the Chief Executive Officer at a competitive licensed producer which became the first Canadian exporter of medical cannabis. As leader at Organigram, Mr. Engel is focused on reputational excellence through product quality and safety, expansion of the Company’s Moncton, N.B. facility, and production efficiencies to position the Company as a leader in the medical and adult recreational cannabis industries. Mr. Engel graduated from the University of Guelph with an Honours Bachelor of Science in Microbiology.

Mr. Engel was the Chief Executive Officer of Tilray Inc. from January 2015 to June 2016.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
N/A	100%	100%	100%

Securities Controlled or Directed as of January 18, 2021

Common Shares	Options	RSUs and PSUs
75,000	1,600,000	381,507

Principal Occupation during the Past 5 Years and Experience
Dexter John, ICD.D, Director Toronto, Ontario, Canada Age: 51	Director Since: December 17, 2018 Independent: Yes Other Public Board Membership: N/A

Mr. John, LLB, is the President and CEO of Gryphon Advisors Inc. Prior to that, he was the Executive Vice President of D.F. King (Canada) and was responsible for sales across the Canadian enterprise. Mr. John has over 20 years of experience in the capital markets and has spent six years in structured finance where he executed over $4 billion in transactions. He worked at a major Canadian law firm as a Securities Associate, focusing on the public equities market with emphasis on mergers and acquisitions. In addition, Mr. John also has regulatory experience through his tenure at Investment Industry Regulatory Organization of Canada, the Ontario Securities Commission and the TSX. Mr. John also holds the ICD.D designation and currently serves on the board of the Financial Services Regulatory Authority of Ontario.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Audit Committee CGN Committee Investment Committee	100%	100%	100%

Securities Controlled or Directed as of January 18, 2021

Common Shares	Options	RSUs
6,120	80,000	40,333

Principal Occupation during the Past 5 Years and Experience
Geoffrey Machum, ICD.D, Director Halifax, Nova Scotia, Canada Age: 60	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: Wildbrain Ltd.

Mr. Machum is a commercial litigation partner at Stewart McKelvey LLP, Atlantic Canada’s largest law firm and one of the top 15 largest firms in Canada. He currently serves on the firm’s Compensation Committee, and previously served as Chairman of the firm’s Regional Partnership Board and on its Human Resources and Governance Committee, and its Audit and Finance Committee. Mr. Machum was awarded Queens Counsel in 2003, and has received repeated recognition by Lexpert, Best Lawyers, and Benchmark Canada for his extensive experience in practice areas including commercial litigation, directors and officers liability, corporate governance, insurance, construction law, and products liability. Mr. Machum currently serves on the board of WildBrain Ltd., where he is the Chair of its Governance and Nomination Committee and member of its Human Resources and Compensation Committee and previously served on its Special Strategic Review Committee. Previously, he chaired the board of Halifax Port Authority, and served on the Governance, Human Resources and Audit and Finance Committees. Mr. Machum holds a BA in Economics Political Science from Dalhousie University, and an LLB from University of New Brunswick. Mr. Machum also received ICD.D designation from Rotman School of Management in 2015.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
CGN Committee Compensation Committee	100%	100%	100%

Securities Controlled or Directed as of January 18, 2021

Common Shares	Options	RSUs
4,500	80,000	54,056

Principal Occupation during the Past 5 Years and Experience
Ken Manget, ICD.D, Director Toronto, Ontario, Canada Age: 58	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: Northern Genesis Acquisition Corp.

Mr. Manget is the former Global Head of Relationship Investing at Ontario Teachers’ Pension Plan Board where he was responsible for a global team in Hong Kong, London & Toronto and ran a multi-billion dollar portfolio of pre-IPO, public and private equity investments. Mr. Manget started his career at Schlumberger Limited as a Field Engineer in Venezuela. His finance background includes stints at Salomon Brothers in London and New York, at BMO Capital Markets where he has had exposure to all facets of the capital markets including: M&A, equities, fixed income, derivatives and securitization and at Desjardins Capital Markets where he was Head of Investment Banking. Mr. Manget holds a Mechanical Engineering degree from the University of Toronto and a Master of Business Administration from the Harvard Business School. Mr. Manget is a past board member of St. Joseph’s Health Centre Foundation, the Heart and Stroke Foundation (Ontario) and currently serves as a board member of Northern Genesis Acquisition Corp. (NYSE:NGA), as a board member of the Canadian Ditchley Foundation and as an alumnus volunteer for Harvard University. In August 2020, he was appointed CFO and Director of Northern Genesis Acquisition Corp.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Audit Committee Compensation Committee Investment Committee	100%	100%	100%

Securities Controlled or Directed as of January 18, 2021

Common Shares	Options	RSUs
Nil	80,000	54,056

Principal Occupation during the Past 5 Years and Experience
Sherry Porter, C.M., Director Halifax, Nova Scotia, Canada Age: 65	Director Since: December 17, 2018 Independent: Yes Other Public Board Membership: N/A

Ms. Porter is a seasoned executive with 30 years of experience with a myriad of organizations in Canada. She has held senior corporate roles with Sobeys Inc., Nova Scotia Power, Shoppers Drug Mart and The Caldwell Partners. She also has experience with trade associations in the grocery and retail drug area. She was the founding President & CEO of the Canadian Association of Chain Drug Stores, working with the CEO’s of the traditional drug chains, mass merchants and grocery operations in Canada. Ms. Porter chaired the Board of Directors of the Nova Scotia Liquor Company from 2010-2017 and is currently a board member of the Halifax International Airport Authority and Pharmasave Atlantic. She is Vice Chair of Dalhousie University, where she serves as Chair of the Governance, Human Resources and Nomination committee, and she also serves as board member of the QEII Health Sciences Centre Foundation and the Symphony Nova Scotia Foundation.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
CGN Committee Compensation Committee	100%	100%	100%

Securities Controlled or Directed as of January 18, 2021

Common Shares	Options	RSUs
19,500	80,000	62,013

Principal Occupation during the Past 5 Years and Experience
Stephen A. Smith, Director Etobicoke, Ontario, Canada Age: 63	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: MAV Beauty Brands Inc., Freshii Inc.

Mr. Smith currently serves on the board of directors of MAV Beauty Brands Inc. (Audit Committee Chair) and Freshii Inc. (Lead Director and Audit Committee Chair). From 2018 to 2019, Mr. Smith served on the board of directors of Newstrike Brands Ltd. (Lead Director and Audit Committee Chair). From 2013 to 2017, Mr. Smith served on the board of directors of CST Brands Inc., an SEC registrant (Audit Committee and Executive Committee). From 2014 to 2018, Mr. Smith held the position of Executive Vice President and Advisory Board Director of Jackman Reinvention, Inc., a privately held brand and strategy consulting firm in Toronto. From 2007 until 2013, Mr. Smith served as co-Chief Executive Officer and Chief Financial Officer of Cara Operations Limited (now Recipe Unlimited), Canada’s oldest and largest full-service restaurant company. Mr. Smith was a key member of the executive team during the rapid growth and repositioning of Cara Operations Limited. From 1985 to 2007, Mr. Smith held various senior and executive level positions, including Executive Vice President, from 1999 to 2006, with Loblaw Companies Limited, the leading food and pharmacy retailer in Canada. Mr. Smith is a Chartered Professional Accountant (CPA, CA), and holds a Bachelor of Commerce degree from the University of Toronto.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Audit Committee Investment Committee	100%	100%	100%

Securities Controlled or Directed as of January 18, 2021

Common Shares	Options	RSUs
10,300	80,000	55,303

Principal Occupation during the Past 5 Years and Experience
Marni Wieshofer, ICD.D, Director Santa Monica, CA, USA Age: 58	Director Since: January 12, 2021 Independent: Yes Other Public Board Membership: Thunderbird Entertainment Group Inc. and Hycroft Mining Holding Corporation

Ms. Wieshofer has more than thirty years of diverse experience, including board membership at public companies, international mergers and acquisitions and finance. Ms. Wieshofer’s previous roles have included Chief Financial Officer and Executive Vice President of Corporate Development at Lions Gate Entertainment Corporation, a multi-billion dollar global entertainment company, where she oversaw the company’s mergers and acquisitions and other strategic financial initiatives including the acquisitions and integration of Trimark Pictures, Artisan Entertainment and Redbus Films Distribution U.K. Her background also includes being a Managing Director in Houlihan Lokey’s TMT Corporate Finance Group, based out of Los Angeles, providing mergers and acquisitions, capital markets, financial restructuring and financial advisory services. Ms. Wieshofer was a Managing Director at MESA, a boutique advisory investment bank that was acquired by Houlihan Lokey in June, 2015. At Houlihan Lokey she was the Head of Media, based in Los Angeles, and headed investment banking, strategy, and valuation engagements for companies throughout the media space. Prior to MESA, Ms. Wieshofer was the Senior Vice President of M&A and Chief Financial Officer at Media Rights Capital. There she was responsible for identifying and developing strategic entertainment ventures and acquisitions as well as corporate finance. Ms. Wieshofer is currently Lead Director at Thunderbird Entertainment Group Inc. (TSXV:TBRD, OTC:THBRF), a director at Hycroft Mining Holding Corporation (NASDAQ: HYMC), a member of the Board of Directors of Film2Future, a member of the Dean’s Advisory Committee at the Rotman School of Management (University of Toronto); and is a former Director and Chair of the Audit Committee of Takara Resources Inc. Ms. Wieshofer holds a BA from Western University, an MBA from the Rotman School of Management, is a Canadian Chartered Accountant and obtained the ICD.D designation in 2018.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
N/A	N/A	N/A	N/A

Securities Controlled or Directed as of January 18, 2021

Common Shares	Options	RSUs
Nil	Nil	Nil

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the proposed directors is, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any other company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

where “order” refers to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 days.

To the knowledge of the Company, none of the directors of the Company:

(a)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

None of the proposed directors has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

Effective December 14, 2020, KPMG LLP was appointed as auditor of the Company following the resignation of Deloitte LLP at the request of the Company. The termination of Deloitte LLP and the appointment of KPMG LLP in its place was recommended by the audit committee of the Board and approved by the Board.

Attached to this Circular as Appendix A is a copy of the reporting package, as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), that was filed with the requisite securities regulatory authorities and on SEDAR on December 17, 2020. The reporting package consists of the notice of change of auditor, and a letter from each of Deloitte LLP as former auditor and KPMG LLP as successor auditor confirming their agreement with the information contained in the notice of change of auditor.

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote such form of proxy in favour of the appointment of KPMG LLP as auditor of the Company to hold office until the next annual general meeting of shareholders and the authorization of the Board to fix its remuneration.

Unless authority to vote is withheld, the persons named in the enclosed form of proxy intends to vote IN FAVOUR of the appointment of the firm of KPMG LLP as the auditor of the Company at remuneration to be determined by the Board. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Company, no person who has been a director or executive officer of the Company, at any time since the beginning of the last financial year, any proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

CORPORATE GOVERNANCE DISCLOSURE

Independence

In accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices, the Board considers a director to be independent if he or she has no direct or indirect material relationship with the Company or its subsidiaries, as determined by the Board in consultation with the CGN Committee. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Based on the definition of independence and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board, in consultation with the CGN Committee, has determined that the following members of the Board are independent: Peter Amirault (Chair of the Board), Sherry Porter, C.M., Dexter John, Ken Magnet, Stephen A. Smith, Geoffrey Machum and Marni Wieshofer. The Board, in consultation with the CGN Committee, has also determined that the foregoing members of the Board and nominees to the Board are independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

The only non-independent director is Greg Engel due to his position as Chief Executive Officer of the Company.

Skills of Director Nominees

The Board skills matrix below represents some of the key skills that the Board (including the nominees to the Board), with input from the CGN Committee, has identified as being valuable to the effective oversight of the Company and the execution of its business strategy.

Experience, Expertise or Attribute	Greg Engel	Peter Amirault	Dexter John	Sherry Porter	Ken Manget	Stephen A. Smith	Geoff Machum	Marni Wieshofer
General Management & Business Operations	X	X	X	X	X	X	X	X
CEO Experience	X	X	X	X		X
CFO Experience					X	X		X
Other Executive Experience	X	X	X	X		X	X	X
Other Public Company Board			X		X	X	X	X
Industry Knowledge	X	X	X	X	X	X	X
Strategy Development	X	X	X	X	X	X	X	X
U.S. / Cross Border	X	X	X		X	X	X	X
Mergers & Acquisitions	X	X	X		X	X	X	X
Capital Markets	X	X	X		X	X	X	X

Experience, Expertise or Attribute	Greg Engel	Peter Amirault	Dexter John	Sherry Porter	Ken Manget	Stephen A. Smith	Geoff Machum	Marni Wieshofer
Accounting / Financial Literacy	X	X	X	X	X	X	X	X
Risk Management	X		X	X	X	X	X	X
Legal / Regulatory	X		X			X	X	X
Compensation / Human Resources / Talent Development	X	X	X	X		X	X	X
Corporate Governance	X	X	X	X	X	X	X	X
Investor Relations / PR	X		X	X		X		X
Cybersecurity / IT								X
Manufacturing / Supply Chain	X	X		X		X		X

Mandate

The mandate of the Board is set out in the Charter of the Board of Directors attached as Appendix B to this Circular.

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of the Company’s directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Meetings

The Board meets not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Company. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors takes place, which sessions are chaired by the Chair of the Board, as the Chair of the Board, Peter Amirault, is independent.

In discharging its mandate, the Board and any committee of the Board have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Company) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members are excused for any agenda items which are reserved for discussion among directors only.

Position Descriptions

The Board has developed position descriptions for each of the Chair of the Board and the Chief Executive Officer. The Board has not developed position descriptions for the Chair of each committee of the Board. However, the Board has developed a mandate for each of these committees, and the Chair of each committee is responsible for ensuring that each mandate is followed.

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company and its subsidiaries (collectively, “Organigram Personnel”). The objective of the Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. The Code specifically addresses such matters as general conduct, conflicts of interest, and compliance with all laws, rules and regulations, among others. It does not cover every issue that may arise, but sets out basic principles to guide Organigram Personnel.

The Company is committed to conducting its business in a lawful and ethical manner. The Code encourages Organigram Personnel to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and/or when in doubt about the best course of action in a particular situation. It is the policy of the Company and its subsidiaries not to allow retaliation for reports of misconduct by others made in good faith. Organigram Personnel who violate the standards in the Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Company and its subsidiaries.

The CGN Committee, alongside management, annually reviews compliance with the Code and reports to the Board on the subject. Any waiver of the Code for directors or officers may be made only by the directors of the Company (or a committee of the Board of the Company to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation. To date, no such waivers have been granted.

A copy of the Code is available on SEDAR at www.sedar.com.

In the event that a director of the Company has a material interest or other conflict of interest in respect of any matter requiring the approval of the Board of the Company, such director must declare his or her interest in the matter under consideration and abstain from voting on such matter.

The Board has adopted a whistleblower policy to provide a confidential complaint procedure through a third-party reporting service so that employees can anonymously report concerns regarding compliance with the Code and applicable laws, harassment or discrimination as well as accounting or auditing matters. This procedure is designed to ensure that employee complaints are treated as confidential. The assessment, investigation and evaluation of complaints are conducted by or at the direction of the Audit Committee for accounting or auditing matters and otherwise at the direction of the Company’s legal counsel.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual general meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

When directorships become vacant, or it is anticipated that they will be vacated, the CGN Committee is responsible for identifying and recommending suitable candidates to be directors of the Company.

In seeking suitable candidates to be directors, the CGN Committee seeks individuals qualified (in the context of the needs of the Company and any formal criteria established by the Board) to become members of the Board for recommendation to the Board. Recommendations concerning director nominations are to be, foremost, based on merit, performance and experience. When new directors are considered for appointment to the Board, diversity is also to be taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present on the Board (see “Diversity” below).

Other Board Committees

The Board has the following committees: (a) the Audit Committee, (b) the CGN Committee, (c) the Compensation Committee, and (d) the Investment Committee.

Audit Committee

The members of the Audit Committee and its Chair are appointed by the Board for the purpose of overseeing the Company’s financial controls and reporting and monitoring whether the Company complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. The members of the Audit Committee are currently Stephen Smith (Chair), Dexter John and Ken Manget, all of whom are independent and financially literate, as required.

The responsibilities and duties of the Audit Committee are set out in the Audit Committee Charter, the text of which is set forth in Appendix to the Company’s Annual Information Form for the year ended August 31, 2020.

The Audit Committee complies with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the Nasdaq Marketplace Rules.

The United States Securities and Exchange Commission (the “SEC”) requires a company, like the Company, that files periodic reports under the Exchange Act, to disclose annually whether its board of directors has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. The Board has determined that Stephen Smith is an “audit committee financial expert” as that term is defined by the SEC.

CGN Committee

The members of the CGN Committee and its Chair are appointed by the Board on an annual basis (or until their successors are duly appointed) and the CGN Committee is charged with reviewing, overseeing and evaluating the governance and nominating responsibilities of the Board.

The CGN Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The members of the CGN Committee are currently Geoffrey Machum (Chair), Sherry Porter, and Dexter John, all of whom are independent. Each member of the CGN Committee continues to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill vacancies by election from among the directors. If and whenever a vacancy exists on the CGN Committee, the remaining members may exercise all powers of the CGN Committee so long as a quorum remains.

Compensation Committee

The Compensation Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NP 58-201. The purpose of the Compensation Committee is to review, oversee, and evaluate the compensation policies of the Company. The members of the Compensation Committee are currently Sherry Porter (Chair), Ken Manget, and Geoffrey Machum, all of whom are independent.

Investment Committee

The Investment Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NP 58-201. The purpose of the Investment Committee is to assist the Board in discharging the Board’s oversight responsibilities relating to proposed acquisitions, dispositions, major capital investments and financing arrangements. The members of the Investment Committee are currently Dexter John (Chair), Ken Manget and Stephen Smith, all of whom are independent.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

Director Tenure

The Board believes that existing directors provide valuable perspective into the operations of the Company based on their experience and understanding of the Company’s history, policies and objectives. The Board does, however, recognize the benefit of new approaches and ideas that a new director may introduce.

Accordingly, the Board has adopted the following terms, which are applicable to all directors who are not also executive officers of the Company, subject to being annually re-elected by shareholders:

(a)	a non-executive director shall not stand for re-election at the annual general meeting of shareholders following the latter of his or her 75th birthday and 15 years of Board tenure; and

(b)	the Board, with the approval of a majority of the incumbent directors, may extend the term of any such non-executive directors for up to a three-year period.

Board Interlocks

None of the directors of the Company are currently serving on boards of other reporting companies (or equivalent), except for Stephen A. Smith, Geoffrey Machum, Ken Manget and Marni Wieshofer. Stephen A. Smith serves on the board of MAV Beauty Brands Inc. and Freshii Inc., Geoffrey Machum serves on the board of Wildbrain Ltd., Ken Manget serves on the board of Northern Genesis Acquisition Corp. and Marni Wieshofer serves on the board of Thunderbird Entertainment Group Inc. and Hycroft Mining Holding Corporation.

As of the date hereof, the Board has not adopted a formal policy with respect thereto. However, the CGN Committee actively monitors the number of public company memberships of the directors of the Company. The Board intends to consider interlocking memberships on a case-by-case basis and will consider recommendations from the CGN Committee with respect thereto.

Diversity

The Company recognizes the importance of having diversity on its Board and in senior management. Diversity enriches discussions among the directors of the Board and members of senior management and better reflects the Company’s evolving relationships with its employees, shareholders and other stakeholders. In furtherance of this purpose, the CGN Committee and the Board are guided by the following principles when identifying candidates to recommend for election or appointment to the Board or to fill a senior management position, respectively:

(a)

an intention that the Board and senior management be composed of individuals who possess extensive knowledge and competencies, diverse points of view, and relevant expertise, enabling each director and member of senior management to make an active, informed and positive contribution to the operation and oversight of the Company, the conduct of its business and its future development;

(b)

seeking a balance in terms of the knowledge and competencies of directors and members of senior management to help the Board and senior management, respectively, fulfil their responsibilities in all respects; and

(c)	considering diversity criteria by seeking directors and members of senior management who represent both genders, various ages, and geographic and ethnic diversity, as well as a broad range of business and educational experience, professional expertise, personal skills and perspectives.

Currently, the Company has two women on the Board representing 25% of its proposed eight members and one female senior executive officer representing approximately 16% of the Company’s executive officers. At present, there is one member of a visible minority on the Board, representing 12.5% of the proposed eight directors, and no members of a visible minority in a senior management position .. There are no Aboriginal peoples and no persons with disabilities on the Board or in executive officer positions. The number and proportion of members of the Board and of senior management who self-identify as being a member of one or more of the aforementioned designated groups has been furnished by the respective individuals on a voluntary basis, and such responses have not been independently verified by the Company. The Company has not adopted any specific targets, but will promote its objectives through the initiatives set out in this policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

As part of the annual performance evaluation of the effectiveness of the Board, its committees and individual directors, the CGN Committee will consider the balance of skills, experience, independence and knowledge of directors as well as diversity representation on the Board, including gender. Similarly, as part of its evaluation of the performance and effectiveness of senior management, the Board will consider the balance of skills, experience, independence and knowledge of members of senior management as well as diversity representation of senior management, including with regards to gender. Reflective of the Company’s commitment to advance gender diversity on the Board and in senior management positions, in fiscal 2020, the CGN Committee retained Women Get on Board to provide a shortlist of qualified women candidates for the Board. The Company is maintaining this list for future consideration.

Nasdaq Corporate Governance

As a registrant under section 12(b) of the Exchange Act, the Company is required to comply with certain provisions of the Exchange Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the Nasdaq Stock Market LLC, in each case, as applicable to foreign private issuers (as defined in Exchange Act Rule 3b-4). As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of Nasdaq; however, the Company adopts best practices consistent with domestic Nasdaq listed companies when appropriate to its circumstances. The Company has reviewed the Nasdaq corporate governance requirements and confirms that the Company is in compliance with the Nasdaq corporate governance standards in all significant respects. The manner in which the Company’s corporate governance practice under applicable Canadian requirements differs from the Nasdaq corporate governance standards is described in the Company’s annual report on Form 40-F, filed with the SEC under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

For the purposes of this section, “Named Executive Officer” or “NEO” means each of the following individuals:

•	the Chief Executive Officer (“CEO”);

•	the Chief Financial Officer (“CFO”);

•

each of the three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation exceeds $150,000; and

•

any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the financial period ended August 31, 2020.

For the 2020 financial year, Greg Engel, CEO; Derrick West, CFO; Paolo De Luca, Chief Strategy Officer; Matt Rogers, Senior Vice President, Operations; and Helen Martin, Senior Vice President, Strategic and Legal Affairs are each a NEO of the Company for the purposes of the following disclosure.

Overview and Philosophy

The Company’s process for determining executive compensation is based largely on broad discussion between management, the Compensation Committee and the Board at large, with input from compensation consultants from time to time.

The Compensation Committee members are active in the business community and have experience in the determination of compensation packages. Proposed compensation is evaluated by the Compensation Committee based on current requirements of management and in reference to external experience.

The Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Compensation Discussion and Analysis

Compensation Objectives

The Company, the Compensation Committee and management recognize the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The primary objective of the Company’s compensation program is to maximize the Company’s competitive advantage by attracting, motivating and retaining its most qualified employees. The Company also strives to ensure a strong link between compensation and performance in order to align the senior management team’s interests with the interests of shareholders. The compensation program is designed to reward meaningful results that support the Company’s strategic goals.

The Company’s policy is to provide target total compensation that is generally competitive with the median of a group of companies of a comparable size and industry when performance expectations are met. The compensation program is structured to provide compensation that is above the market median when results exceed the Company’s business objectives and below market median when results are not met. The Company believes that this approach will align the financial interests of the executive officers with the financial interests of shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its 2020 long-term omnibus equity incentive plan (the “2020 Equity Incentive Plan”), which replaced the Company’s equity incentive plan approved on December 19, 2017 (the “2017

Equity Incentive Plan”) and the Company’s stock option plan approved on August 2, 2011 (the “2011 Stock Option Plan”). Recommendations for senior management compensation are presented to the Board for review by the Compensation Committee.

Independent Compensation Consultants

The Compensation Committee’s charter grants the committee the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Compensation Committee at the cost of the Company without obtaining the Board’s approval, based on its sole judgment and discretion. In fiscal 2019, Hugessen Consulting (“Hugessen”), Accompass Corp. (“Accompass”) and Bromelin Inc. (“Bromelin”) provided compensation consulting services to the Compensation Committee. Hugessen provided advice and made recommendations with respect to the Company’s director and executive compensation arrangements, Accompass provided executive compensation consultation, and Bromelin provided consulting services with respect to CEO compensation. The Compensation Committee reviewed the information and advice provided by these consultants in making its director and executive compensation decisions and recommendations to the Board. In fiscal 2020, the Compensation Committee did not engage the services of any independent consultants as the Compensation Committee intends to procure such services every two years unless otherwise determined to be required more or less frequently. In fiscal 2020 and fiscal 2019, the fees paid to compensation consultants were as follows:

Compensation Consultant	Date Originally Retained	Fiscal Year	Compensation- Related Fees	Other Fees
Hugessen	May 2018	2020	Nil	Nil
		2019	$35,066	Nil
Accompass	June 2019	2020	Nil	Nil
		2019	$13,560	Nil
Bromelin	July 2018	2020	Nil	Nil
		2019	$40,824	Nil

Compensation Policies and Risk Management

The Board considers the implications of the risks associated with the Company’s compensation policies and practices when determining rewards for its officers. The Board reviews at least once annually the risks, if any, associated with the Company’s compensation policies and practices at such time. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company’s insider trading policy restricts: (a) all members of the Board, officers and senior management of the Company and its subsidiaries; (b) all employees of the Company and its subsidiaries; and (c) their respective associates (including immediate family members who reside in the same home as that person) from engaging in (i) short sales of securities of the Company, (ii) buying or selling put or call options on securities of the Company, or (iii) entering into other derivative contracts or hedging transactions with respect to securities of the Company. In addition, the 2020 Equity Incentive Plan contains restrictions on the purchase by participants of financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Share Ownership Policy

The Board has adopted of a minimum share ownership guideline for all directors and, certain executive officers of the Company. The purpose is to create alignment between directors, officers, and shareholders interest. Pursuant to the Share Ownership Policy, the CEO is encouraged to hold an equity ownership interest with a total value equal to at least three times his annual base salary; each of the Chief Financial Officer and other NEOs are encouraged to hold an equity ownership interest with a total value equal to at least two times their annual base salary; each member of senior management holding a Senior Vice President title is encouraged to hold an equity ownership interest with a total value equal to at least their annual base salary and each director is encouraged to hold an equity ownership interest with a total value equal to at least three times their annual cash retainer; in each case within the later of five years of (a) the date of the policy or (b) the date of becoming a member of senior management or director, as applicable. For purposes of these guidelines, share ownership includes any (a) Common Shares owned, directly or indirectly, by the director or employee or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and (b) RSUs and PSUs issued and vested pursuant to the Company’s equity incentive plan. For purposes of determining compliance with the policy, the “value” of Common Shares held will be calculated using the higher of the (a) cost base or (b) current market price. Senior management and the directors are encouraged to comply with the ownership guidelines as soon as reasonably feasible barring any blackout period or other trading restriction.

Benchmarking

In 2019, the CGN Committee, with the assistance of an external compensation consultant, compared the Company’s CEO and CFO and certain NEO compensation levels to those of a peer group to evaluate their competitiveness. The compensation peer group is intended to provide a balanced and objective view of broader compensation practices within the Company’s competitive market. The 2019 primary peer group was determined to be as follows:

Company	Sector	Headquarters
Green Thumb Industries Inc.	Pharmaceuticals	Chicago, IL, USA

Harvest Health & Recreation Inc.	Pharmaceuticals	Tempe, AZ, USA

Aphria Inc.	Pharmaceuticals	Leamington, ON, Canada

Aritzia Inc.	Apparel, Accessories and Luxury Goods	Vancouver, BC, Canada

HEXO Corp.	Pharmaceuticals	Ottawa, ON, Canada

Trulieve Cannabis Corp.	Pharmaceuticals	Quincy, FL, USA

MTY Food Group Inc.	Restaurants	St-Laurent, QC, Canada

Lassonde Industries Inc.	Packaged Foods and Meats	Rougemont, QC, Canada

Sundial Growers Inc.	Pharmaceuticals	Calgary, AB, Canada

Company	Sector	Headquarters
The Green Organic Dutchman Holdings Ltd.	Pharmaceuticals	Mississauga, ON, Canada

iAnthus Capital Holdings, Inc.	Pharmaceuticals	New York, NY, USA

MediPharm Labs Corp.	Pharmaceuticals	Barrie, ON, Canada

Andrew Peller Limited	Distillers and Vintners	Grimsby, ON, Canada

TerrAscend Corp.	Pharmaceuticals	Mississauga, ON, Canada

The Supreme Cannabis Company, Inc.	Pharmaceuticals	Toronto, ON, Canada

The Company’s goal is to generally set the target total direct compensation at or around the median of the peer group while allowing variable compensation to pay out above median when targets are exceeded. Compensation for any given executive may be set above or below the median to reflect the strategic importance of the executive’s role as well as individual performance and potential. Although market data is used to inform compensation decisions, the Company ultimately relies on its own experience, information and deliberations to determine individual compensation arrangements. The Compensation Committee intends to review the compensation peer group annually to ensure the group is appropriate for compensation planning.

Principal Elements of Compensation

The Company’s executive compensation program includes three principal elements: (a) base salary; (b) short-term incentive bonuses; and (c) long-term incentives, which consist of equity awards (time-based and performance-based) granted under the Company’s equity incentive plans, subject to each as described in further detail below:

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features
Base Salary	Cash	Attraction and retention

•  Reflects an individual’s level of responsibility and authority

•  Not at risk

•  Individual salary recommendations based on reference group data and individual contribution and performance

•  Performance period: one year

Short Term Incentive Plan (“STIP”)	Cash/Equity	Pay for performance Attraction, retention, motivation	• Each participant has a target annual bonus calculated as percentage of salary. Payouts determined

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features
based on the achievement of corporate and individual performance

Long Term Incentive Plan (“LTIP”)	Equity	Alignment with shareholder interest, pay for performance, attraction, retention, motivation	• RSUs and PSUs: vesting conditions as determined by the Board • Options: no value to recipient unless shareholder value created from time of grant • Performance period: up to 10 years

Compensation Decisions for 2019 and 2020

Base Salaries

In determining the base salary of an executive officer, the Board considers the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the same industry as well as other industries which are similar in size as the Company;

(c)	the experience level of the executive officer;

(d)	the amount of time and commitment which the executive officer devotes to the Company; and

(e)	the executive officer’s overall performance and performance in relation to the achievement of corporate milestones and objectives.

STIP

In fiscal 2020, the Company issued PSUs that were subject to performance based vesting criteria. The Company’s STIP aims to enhance the link between pay and performance by:

•	Aligning the financial interests and motivations of the Company’s senior executives and employees with the annual financial performance and returns of the Company;

•	Motivating senior executives and employees to work towards common annual performance objectives; and

•	Providing total cash compensation that is at or higher than the median of the reference group in cases where superior financial performance and returns in excess of target objectives are attained.

LTIP

In fiscal 2020, the Company issued RSUs that are subject to time-based vesting criteria, consistent with past practice. The Company also issued options to certain NEOs.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the previous three completed financial years:

Names and Principal Position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation(4) ($)	Total Compensation ($)
					Annual incentive plan(3) ($)	Long- term incentive plan ($)
Greg Engel,(5) CEO and Director	2020	347,309	242,696	—	105,000	—	—	27,837	628,342
	2019	299,039	537,501	128,005	92,136	—	—	17,962	1,074,640
	2018	250,957	301,374	—	75,626	—	—	12,577	640,534
Derrick West,(6) CFO	2020	164,633	61,480	746,000	20,250	—	—	8,492	1,000,855
	2019	—	—	—	—	—	—	—	—
	2018	—	—	—	—	—	—	—	—
Paolo De Luca,(7) Chief Strategy Officer	2020	261,813	109,002	—	39,300	—	—	30,915	441,030
	2019	246,918	385,852	128,005	67,000	—	—	24,932	852,707
	2018	165,774	138,634	461,595	60,375	—	—	27,531	853,909
Helen Martin,(8) SVP, Strategic and Legal Affairs	2020	250,957	52,001	252,542	37,500	—	—	17,168	610,169
	2019	192,304	—	475,000	—	—	—	—	667,304
	2018	—	—	—	—	—	—	—	—
Matt Rogers SVP, Operations	2020	182,218	36,403	168,362	27,750	—	—	30,894	445,627
	2019	154,520	118,750	118,750	41,000	—	—	3,580	436,601
	2018	130,500	46,710	—	63,010	—	—	—	240,290

Notes:

(1)

2020: Represents RSUs and PSUs granted at $4.29 in October 2019 as described in other tables. 2019: Represents RSUs and PSUs granted at $4.75 in December 2018 as described in other tables. 2018: Represents RSUs granted at $6.59 in August 2018 as described in other tables.

(2)

These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended August 31, 2020, 2019, and 2018, consistent with the values used in the Company’s financial statements.

(3)	Cash bonus accrued at year end and paid subsequent to year end. For 2019, accrued bonus differed from payout. Numbers have been presented to reflect actuals earned in 2019.
(4)	Includes perquisite of a car allowance, employer’s contribution under the Company’s deferred profit sharing plan, signing bonus and parking allowance, which perquisites vary by NEO.
(5)	Greg Engel was appointed CEO on March 13, 2017. Greg Engel is a director of the Company and received nil in compensation for his role as a director.

(6)

Derrick West was appointed CFO on March 4, 2020. Prior to being appointed CFO, Derrick West was a director of the Company. The salary above represents $32,746 for services provided in his capacity as a director and $131,887 for services provided in his capacity as CFO. The share-based awards were received for services provided in his capacity as director and the option-based awards, annual incentive plan and all other compensation were received for services provided as CFO.

(7)	Paolo De Luca was appointed Chief Strategy Officer on March 4, 2020. Paolo De Luca previously served as the CFO of the Company since December 19, 2017.
(8)	Helen Martin was appointed Senior Vice President, Strategic and Legal Affairs on April 7, 2019. Prior to that Helen Martin was Vice-President, Strategic and Legal Affairs since October 2018.

Performance Graph

The following graph compares the Company’s performance since inception and ending on August 31, 2020 (with all dividends and distributions reinvested) to the S&P/TSX Composite Index, each starting with an investment of C$100:

The trend shown by the above performance graph does not directly correlate to the compensation received by the Company’s NEOs. The Company’s cumulative shareholder return performance reflects both operational and financial performance within the Company’s control as well as the impact of economic, industry, and market factors that are beyond the Company’s control. The Compensation Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short-term changes in the market price of the Common Shares.

Equity Incentive Plans

As of the Record Date, there are 10,109,691 awards outstanding under the Company’s equity incentive plans, each of which could be exercised or settled for one Common Share, which represents 4.4% of the Company’s issued and outstanding Common Shares as at the date of this Circular. Of these, 1,674,671 awards are governed by the terms of the 2020 Equity Incentive Plan, 831,449 awards are governed by the terms of the 2017 Equity Incentive Plan, and 7,603,571 awards are governed by the terms of the 2011 Stock Option Plan.

As a result, there remains an aggregate of 21,541,478 Common Shares (plus any awards forfeited or cancelled) available for issuance under the 2020 Equity Incentive Plan., representing approximately 9.28%

of the Company’s issued and outstanding Common Shares as at the Record Date. No additional awards can be made under the 2017 Equity Incentive Plan and 2011 Stock Option Plan. All awards made from February 25, 2020 onwards are governed by the 2020 Equity Incentive Plan. The 2017 Equity Incentive Plan and the 2011 Stock Option Plan remain in effect only in respect of outstanding equity-based awards.

2020 Equity Incentive Plan

Overview

On January 23, 2020, the Board approved the 2020 Equity Incentive Plan, pursuant to which the Company is able to grant equity-based incentive awards in the form of options (each, an “Option”), restricted share units (each, a “RSU”), performance share units (each, a “PSU”) and deferred share units (each, a “DSU”), as further described below.

The purpose of the 2020 Equity Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2020 Equity Incentive Plan by the Board from time to time for their contributions toward the long-term goals and success of the Company and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

Material Terms of the 2020 Equity Incentive Plan

The 2020 Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the 2020 Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time, such number being 23,216,149 as at January 15, 2021. The capacity provided under the 2020 Equity Incentive Plan is in addition to the 8,435,020 awards outstanding under the Company’s previous equity incentive plans.

The 2020 Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the 2020 Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

Insider Participation Limit

The 2020 Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares.

Furthermore, the 2020 Equity Incentive Plan provides that (i) the Company shall not make grants of awards to non-employee directors if, after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non-employee directors, at the time of such grant, under all of the Company’s security based compensation arrangements would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (ii) within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all Options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any one non-employee director under all of the Company’s security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non-employee director upon such non-employee director joining the Board.

Any Common Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the 2020 Equity Incentive Plan.

Administration of the 2020 Equity Incentive Plan

The Plan Administrator (as defined in the 2020 Equity Incentive Plan) is determined by the Board, and is currently the Compensation Committee. The 2020 Equity Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the 2020 Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2020 Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2020 Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2020 Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2020 Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2020 Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2020 Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2020 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2020 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”). Subject to any accelerated termination as set forth in the 2020

Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the 2020 Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the 2020 Equity Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the 2020 Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code of 1986, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the 2020 Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the 2020 Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the 2020 Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the 2020 Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2020 Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the 2020 Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the 2020 Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause

•   Any Option or other award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2020 Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

Resignation

Termination without Cause

•   A portion of any unvested Options or other awards shall immediately vest, such portion to be equal to the number of unvested Options or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other awards were originally scheduled to vest. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled within 90 days after the Termination Date.

Disability

•   Any award held by the participant that has not vested as of the date of such participant’s Termination Date shall vest on such date. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested award other than an Option will be settled within 90 days after the Termination Date.

Death

•   Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option, and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the participant’s death.

Retirement

•   Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of the Company or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the 2020 Equity Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the third anniversary of the participant’s date of retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option that is described in (i), such award will be settled within 90 days after the participant’s retirement. In the case of a vested award other than an Option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with the Company or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the 2020 Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)

If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2020 Equity Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and

(ii)

any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b)

Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Company may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the 2020 Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award (as defined in the 2020 Equity Incentive Plan) equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers (as defined in the 2020 Equity Incentive Plan) will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Board at the last annual general meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2020 Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the 2020 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the 2020 Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2020 Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the TSX, the approval of shareholders is required to effect any of the following amendments to the 2020 Equity Incentive Plan:

(a)

increasing the number of Common Shares reserved for issuance under the 2020 Equity Incentive Plan, except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(c)

reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)

extending the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(e)	permitting an Option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the shareholders.

Except for the items listed above, amendments to the 2020 Equity Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

2017 Equity Incentive Plan

Overview

On November 7, 2017, the Board approved the 2017 Equity Incentive Plan of the Company pursuant to which the Company is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company and/or its affiliates (“Participants”) are eligible to receive RSUs or PSUs, under the 2017 Equity Incentive Plan.

The purpose of the 2017 Equity Incentive Plan is to assist with the recruitment of and retention of high-caliber directors, executives, employees and consultants to serve the Company and to permit the Company to preserve its cash-flow to better align the interests of the Participants with the long-term interests of the Shareholders (as defined in the 2017 Equity Incentive Plan).

The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Company to offer lower base salaries thereby lowering its fixed cash compensation costs.

Under the 2017 Equity Incentive Plan, a maximum of 2,500,000 Common Shares are reserved for issuance from treasury (the “Reserved Shares”). Notwithstanding the foregoing, the number of Reserved Shares reserved for issuance pursuant to both RSUs and PSUs shall not (under all of the Company’s security-based compensation arrangements) equal more than 10% of the number of Common Shares then issued and outstanding.

The aggregate number of Common Shares issuable from treasury to any one Participant under the 2017 Equity Incentive Plan and all other security-based compensation arrangements of the Company shall not exceed 5% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to insiders, at any time, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares; and the aggregate number of Common Shares issued to insiders within any one-year period, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares. Further, the aggregate number of Common Shares that may be issuable to any one insider or Eligible Consultant (as defined in the 2017 Equity Incentive Plan) of the Company or any of its subsidiaries pursuant to PSUs in any 12-month period must not exceed 2% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to directors who are not employees or officers shall be limited to 1% of the Company’s issued and outstanding Common Shares.

The interest of any Participant under the 2017 Equity Incentive Plan or in any PSU or RSU shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s children or the Participant’s grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary (as defined in the 2017 Equity Incentive Plan).

While the 2017 Equity Incentive Plan does not stipulate a specific term for RSUs or PSUS granted thereunder, awards may not expire beyond the date which is two years after the Participant’s Termination Date (as defined in the 2017 Equity Incentive Plan), except where shareholder approval is received, as outlined below. All awards must vest and settle in accordance with the provisions of the 2017 Equity Incentive Plan and any applicable grant agreement.

Subject to certain exceptions included in the 2017 Equity Incentive Plan, the occurrence of a Change of Control (as such term is defined in the 2017 Equity Incentive Plan) will not result in the vesting of unvested RSUs or PSUs nor the lapse of any period of restriction pertaining to any RSUs. In October 2019, the Board amended the 2017 Equity Incentive Plan in accordance with the amendment procedures of the 2017 Equity Incentive Plan such that in the event that: (a) a Change of Control (as defined in the 2017 Equity Incentive Plan) occurs and; (b) within 12 months of the date of the Change of Control, (i) the employment of the Participant is terminated without Cause (as defined in the 2017 Equity Incentive Plan), or (ii) the employment of the Participant by the Company does not continue at the level of responsibility or level of compensation at least commensurate with the Participant’s level or responsibility or compensation immediately prior to the Change of Control, and the Participant provides written notice to the Company within such 12 month period to treat the Participant’s employment as being terminated as a result of either such reduction with the Participant’s termination being effective as at the date of the said written notice, then at the time that the termination of the Participant is effective all of the unvested RSUs and the PSUs then held by the Participant shall automatically and irrevocably become vested in full.

The Board may, without notice, at any time and from time to time, amend the 2017 Equity Incentive Plan or any provisions thereof in such manner as the Board, in its sole discretion and without shareholder approval. Notwithstanding the foregoing, the following amendments to the 2017 Equity Incentive Plan require the approval of shareholders of the Company: (a) an increase in the maximum number of Common Shares issuable pursuant to the 2017 Equity Incentive Plan; (b) an extension of the expiry date for PSUs or RSUs granted to insiders; (c) the addition of additional categories of Participants; or (d) any amendment to the terms governing the amendment, suspension or termination of the 2017 Equity Incentive Plan. Further, if an amendment adversely affects the right under any previously granted PSU and/or RSU, such amendment shall not be effective on such previously granted PSU and/or RSU without the consent of each affected Participant.

Termination of Employment or Services

The following table describes the impact of certain events upon the Participants under the 2017 Equity Incentive Plan, including termination for cause, resignation, death, disability, termination without cause, or retirement:

Event	Provisions
Termination for Cause/Resignation/ Death/Disability	• Any unvested PSUs or RSUs, as applicable, shall terminate and be forfeited.

Termination without Cause	• At the Company’s discretion, all or a portion of such Participant’s PSUs or RSUs, where applicable, may

Event	Provisions

be made fully vested, or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion.

Retirement

•   All outstanding PSUs or RSUs held by such Participant that are not vested shall immediately and automatically terminate, other than those PSUs or RSUs which would have become vested within the one year period following the Participant’s Termination Date (as defined in the 2017 Equity Incentive Plan), which shall for this purpose continue to vest (and be paid out) in accordance with the 2017 Equity Incentive Plan.

The 2017 Equity Incentive Plan did not replace the Company’s 2011 Stock Option Plan. Rather, the two work in combination.

2011 Stock Option Plan

The Company adopted the 2011 Stock Option Plan on August 2, 2011. The 2011 Stock Option Plan was established to provide an incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2011 Stock Option Plan is administered by the Board and provides that Options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The 2011 Stock Option Plan also provides that the number of Common Shares issuable under the 2011 Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, including the 2017 Equity Incentive Plan, may not exceed 10% of the total number of issued and outstanding Common Shares. Pursuant to the 2011 Stock Option Plan all Options expire on a date not later than 10 years after the date of grant of an Option. The 2011 Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)

Persons who are Service Providers (as defined in the 2011 Stock Option Plan) to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of Options under the 2011 Stock Option Plan;

(b)	Options granted under the 2011 Stock Option Plan are non-assignable, and non-transferable for a period of up to 10 years;

(c)

For Options granted to Service Providers, the Company must ensure that the proposed Optionee (as defined in the 2011 Stock Option Plan) is a bona fide Service Provider of the Company or its affiliates;

(d)

An Option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)	The 2011 Stock Option Plan does not contain restrictions on insider participation.

(f)

If an Optionee dies, any vested Option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(g)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(h)	The exercise price of each Option will be set by the Board on the effective date of the Option and will not be less than the Discounted Market Price (as defined in the 2011 Stock Option Plan);

(i)

Vesting of Options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period;

(j)

In the event of a Change of Control (as defined in the 2011 Stock Option Plan) occurring, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to the approval of the TSX-V (or the NEX, as the case may be) for vesting requirements imposed by the TSX; and

(k)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the 2011 Stock Option Plan with respect to all 2011 Stock Option Plan shares in respect of Options which have not yet been granted under the 2011 Stock Option Plan.

Securities Authorized for Issuance under the Equity Compensation Plans

The following sets forth details of the Company’s compensation plan as at the financial year end of August 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, PSUs and DSUs	Weighted-average exercise price of outstanding Options, RSUs, PSUs and DSUs	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	10,048,760	3.64	9,402,346
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, PSUs and DSUs	Weighted-average exercise price of outstanding Options, RSUs, PSUs and DSUs	Number of securities remaining available for future issuance under equity compensation plans
Total	10,048,760	3.64	9,402,346

The following table provides information regarding the number of securities awarded as incentive plan awards as of August 31, 2020.

	Number		Percentage of Shares Outstanding (%)
Shares issued from treasury pursuant to exercise of Options or settlement of RSUs, PSUs and DSUs	2,686,507		1.4
Options, RSUs, PSUs and DSUs granted and outstanding	10,048,760		5.5
Options, RSUs, PSUs and DSUs available for future grants(1)	9,402,346		4.5
Total number of Common Shares reserved for issue	19,451,106	(2)	10

Notes:

(1)	Assumes all Options, RSUs, PSUs and DSUs available for future grants are to be settled for Common Shares issued from treasury. No DSUs had been granted as of August 31, 2020.
(2)	Represents the number of Common Shares reserved for issuance under the 2020 Equity Incentive Plan.

Burn Rate under the 2011 Stock Option Plan and 2017 Equity Incentive Plan

The following table shows the number of Options, RSUs and PSUs granted as a percentage of average shares outstanding (the “burn rate”) for the past three fiscal years:

	2018	2019	2020
Grants under the 2011 Stock Option Plan	2,056,648	3,589,500	1,340,000
Grants under the 2017 Equity Incentive Plan	145,200	879,635	360,557
Grants under the 2020 Equity Incentive Plan	—	—	831,888
Burn rate(1)	1.83%	3.17%	2.5%

Notes:

(1)

The burn rate for the year is calculated as the number of Options, RSUs and PSUs issued in a year, including any dividend equivalents awards issued, divided by the weighted average number of Common Shares outstanding for such year. No DSUs were granted during the periods shown in the tables above.

Incentive Plan Awards

Outstanding Option- and Share-Based Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of August 31, 2020.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Greg Engel	1,500,000	2.36	March 14, 2027	Nil	112,381	186,553	202,419
	50,000	4.75	December 17, 2028	Nil
Derrick West (3)	40,000	3.70	December 22, 2027	Nil	Nil	Nil	133,180
	50,000	4.75	December 17, 2028	Nil
	300,000	2.17	April 23, 2030	Nil
Paolo De Luca	300,000	3.65	December 21, 2027	Nil	58,504	97,117	128,887
	50,000	4.75	December 17, 2028	Nil
Matt Rogers	40,000	0.58	March 26, 2025	43,200	18,088	30,027	42,021
	20,000	0.30	October 16, 2025	27,200
	25,000	4.75	December 17, 2028	Nil
	100,000	3.15	December 30, 2029	Nil
Helen Martin	100,000	4.75	December 17, 2028	Nil	13,468	22,357	4,472
	150,000	3.15	December 30, 2029	Nil

Notes:

(1)	The value is the difference between the closing price of the Company’s Common Shares on the TSX of $1.66 on August 31, 2020 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.66 on August 31, 2020.

(3)	All incentive awards issued to Derrick West other than the April 23, 2020 option grant were received for services provided in his capacity as director.

Incentive Plan Awards Vested or Earned in 2020

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended August 31, 2020.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year(3) ($)
Greg Engel	Nil	101,268	105,000
Derrick West (4)	Nil	82,970	20,250
Paolo De Luca	Nil	58,755	39,300
Matt Rogers	7,040	17,389	27,750
Helen Martin	Nil	4,472	37,500

Notes:

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $1.66 on August 31, 2020 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.66 on August 31, 2020.
(3)	Represents the annual cash bonus earned in respect of 2020 and paid in December 2020.
(4)

The share-based awards were received for services provided by Derrick West in his capacity as director and the non-equity incentive plan compensation, representing an annual cash bonus for 2020, was received for services provided by him in his capacity as CFO.

Group Retirement Programs

The Company offers two group retirement programs through Manulife Financial. The first is a retirement savings plan (RRSP) plan, pursuant to which full-time employees (including NEOs) who have been employed for six months or longer (“Eligible Employees”) contribute 2% of their earnings into the plan. The second is a deferred profit sharing plan (DPSP), pursuant to which the Company contributes 2% of the applicable Eligible Employee earnings into the plan. Withdrawal of funds is not permitted unless there are additional employee voluntary contributions. These contribution amounts were increased to 3% effective for fiscal year 2021.

Benefits and Perquisites

The Company does not, as of the date of this Circular, offer any material benefits or perquisites to its NEOs other than potential grants of Options, RSUs, DSUs and PSUs and as otherwise disclosed and discussed herein.

Termination and Change of Control Benefits

The Company has employment contracts with its NEOs that provide for, among other things, the payment of severance in connection with certain termination events. The following are brief descriptions of certain relevant provisions of the employment contracts with those NEOs that continue to be employees of the Company as at the date of this Circular.

Greg Engel

Mr. Engel’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. Engel is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Derrick West

Mr. West’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. West is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Paolo De Luca

Mr. De Luca’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. De Luca is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Helen Martin

Ms. Martin’s employment contract states that, in the event her employment is terminated by the Company, at any time without cause, Ms. Martin is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Matt Rogers

Mr. Rogers’ employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. Rogers is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 6 months. Should termination follow a change of control, the salary continuation period remains unchanged.

The following table provides details regarding the estimated incremental payments that the Company would have had to make to each of the above noted NEO, assuming that such executive’s employment agreement was terminated by the Company without cause on August 31, 2020:

NEO	Incremental Payment for Termination Without Cause(1), (2), (3) ($)	Incremental Payment for Termination Without Cause Following a Change of Control(1), (2), (3) ($)
Greg Engel	560,000	560,000
Derrick West	351,000	351,000
Paolo De Luca	340,600	340,600
Matt Rogers	120,250	120,250
Helen Martin	325,000	325,000

Notes:

(1)	Amounts do not include the value associated with the acceleration of vesting of outstanding awards.
(2)	Amounts include a pro rata bonus payment owed under each NEO’s employment agreement, if applicable, assuming a non-discretionary bonus at applicable base salary target.
(3)	Amounts assume that all reimbursements have been paid and no benefits have accrued.

DIRECTOR COMPENSATION

Overview and Philosophy

The Company’s director compensation practices are overseen by the Compensation Committee, as well as by the Board as a whole. The Compensation Committee also relies on third party advisors as required to assist it in determining its director compensation practices.

The compensation of directors is designed to attract and retain qualified individuals to serve on the Board, align the interests of the directors with the interests of the Company’s shareholders, and provide competitive compensation in line with the risks and responsibilities inherent in the role of director.

Elements of 2020 Director Compensation

For the fiscal year 2020, the Company’s directors received the following amounts for their services as directors of the Board and as members of Committees. These amounts were paid 50% in cash and 50% in equity:

Chair of the Board (with no additional amounts payable for committee service)	$190,000
General Board Member	$112,000
Audit Committee Chair	$15,000
Governance and Nominating Committee Chair	$12,000
Compensation Committee Chair	$12,000
Investment Committee Chair	$12,000
General Committee Member	$6,000

The Board, with assistance from the Compensation Committee, reviews the Company’s approach to director compensation. The Compensation Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The review of the Company’s director compensation includes benchmarking against other cannabis and consumer goods companies in Canada. Annual retainers are intended to provide an appropriate level of fixed compensation that will assist in director retention and recruitment.

Currently, the directors do not benefit from pension plan participation. Perquisites and personal benefits are generally not available to the directors. The Compensation Committee believes that it has established an appropriate comparator group for purposes of setting the future compensation of the directors and intends to continue to monitor such comparator group as it reviews its future compensation amounts.

Director Summary Compensation Table

The following table sets forth the value of all compensation provided to the directors of the Company for the financial year ended August 31, 2020:

Name(1)(2)	Fees earned ($)	Share- based awards(3) ($)	Option- based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Peter Amirault	95,000	87,834	—	—	—	—	182,834
Sherry Porter	65,000	57,323	—	—	—	—	122,323
Dexter John	68,000	60,094	—	—	—	—	128,094
Geoffrey Machum(5)	33,658	33,036	209,184	—	—	—	275,878
Ken Manget(5)	33,658	33,036	209,184	—	—	—	275,878
Stephen Smith(5)	34,434	33,799	209,184	—	—	—	277,417
Michel Bourque(6)	30,838	60,094	—	—	—	—	90,932

Notes:

(1)

The relevant disclosure for Greg Engel’s compensation as Chief Executive Officer has been included in the Summary Compensation Table for NEOs above. Greg Engel did not receive any compensation for his role as director.

(2)

Marni Wieshofer became a director effective January 12, 2021 and as such she did not receive any compensation during fiscal 2020. Derrick West was a director until March 4, 2020 when he was appointed CFO of the Company. Derrick West’s compensation as both director and CFO has been included in the Summary Compensation Table for NEOs above.

(3)	Based on the grant price.
(4)	Options were valued using Black-Scholes stock option valuation method at the time of grant.
(5)	Geoffrey Machum, Ken Manget and Stephen Smith were appointed directors of the Company on February 25, 2020.
(6)	Michel Bourque was a director of the Company until February 25, 2020.

Incentive Plan Awards

Outstanding Option and Share-Based Awards

The following table provides information regarding the option- and share-based awards for each director outstanding as of August 31, 2020. This includes awards granted prior to the year ended August 31, 2020.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Peter Amirault	40,000	1.25	June 28, 2026	16,400	44,377	73,666	168,183
	15,000	1.42	September 1, 2026	3,600
	39,312	2.59	September 21, 2027	Nil
	50,000	4.75	December 17, 2028	Nil
Sherry Porter	80,000	4.75	December 17, 2028	Nil	3,436	5,704	33,252
Dexter John	80,000	4.75	December 17, 2028	Nil	3,436	5,704	28,788
Geoffrey Machum	80,000	2.17	April 23, 2030	Nil	Nil	Nil	25,746
Ken Manget	80,000	2.17	April 23, 2030	Nil	Nil	Nil	25,746
Stephen Smith	80,000	2.17	April 23, 2030	Nil	Nil	Nil	26,340
Michel Bourque	35,000	0.67	February 25, 2021	34,650	Nil	Nil	Nil
	17,500	1.42	February 25, 2021	4,200
	27,593	2.59	February 25, 2021	Nil
	50,000	4.75	February 25, 2021	Nil

Notes:

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $1.66 on August 31, 2020 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.66 on August 31, 2020.

Incentive Plan Awards Vested or Earned in 2020

The following table provides information regarding the value vested or earned on incentive plan awards for directors for the financial year ended August 31, 2020.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Peter Amirault	1,640	65,079	—
Sherry Porter	Nil	27,715	—
Dexter John	Nil	28,788	—
Geoffrey Machum	Nil	25,747	—
Ken Manget	Nil	25,747	—
Stephen Smith	Nil	26,341	—
Michel Bourque	3,465	82,434	—

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $1.66 on August 31, 2020 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.66 on August 31, 2020.

Share Ownership Policy

Please see “Share Ownership Policy” under Compensation of Executive Officers.

Directors’ and Officers’ Liability Insurance1

The Company has directors’ and officers’ liability insurance. The Company’s aggregate annual premium is currently CAD$5,186,253 (USD$4,075,000). No part of this premium is paid by the directors or officers of the Company. The aggregate insurance coverage under the policy is limited to CAD$25,454,000 (USD$20,000,000) per claim and CAD$25,454,000 (USD$20,000,000) per policy year for certain claims. A deductible is not payable by any director or officer making a claim under the policy. This insurance coverage is in addition to the Company’s general third-party liability risk insurance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Circular, there are no directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company that are indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Circular briefly describes and, where practicable, states the approximate amount of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year ending August 31, 2020, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

[1]	U.S. dollars converted into Canadian dollars based on the daily average rate of exchange posted by the Bank of Canada on the Record Date, being USD$1.00 equals CAD$1.2727.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR at www.sedar.com and filed or furnished on EDGAR at www.sec.gov. Shareholders may contact the Company at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3 telephone number: (844) 644-4726 or fax number (506) 384-4266 to obtain copies of the Company’s annual information form, consolidated financial statements, and management’s discussion and analysis for the most recently completed fiscal year. Financial information of the Company is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to shareholders have been approved by the Board.

DATED at Toronto, Ontario, January 18, 2021.

BY ORDER OF THE BOARD

/s/ Greg Engel

Greg Engel

Chief Executive Officer

APPENDIX A

CHANGE OF AUDITOR REPORTING PACKAGE

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

TO: Deloitte LLP

AND TO: KPMG LLP

AND TO:

New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Service NL, Financial Services Regulation Division

Office of the Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of Yukon

Organigram Holdings Inc. (the “Corporation”) hereby gives the following notice of a change of auditor of the Corporation in accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”):

1.    At the request of the Corporation, Deloitte LLP (the “Former Auditor”) resigned as auditor of the Corporation on December 14, 2020.

2.    On December 14, 2020, the Corporation appointed KPMG LLP (the “Successor Auditor”) to replace the Former Auditor as auditor of the Corporation.

3.    The resignation of the Former Auditor and the appointment of the Successor Auditor were considered and approved by the Board of Directors of the Corporation.

4.    There were no modifications of opinions in the Former Auditor’s reports in connection with the audits of the Corporation’s two most recently completed fiscal years ended August 31, 2020 and 2019. There have been no further audits of financial statements subsequent to the Corporation’s most recently completed fiscal year and ending on the date of the Former Auditor’s resignation.

5.    The Board of Directors of the Corporation is of the opinion that there were no “reportable events” (as defined in Section 4.11 of NI 51-102), which occurred in connection with the audit of the two most recently completed fiscal years ended August 31, 2020 and 2019 or for any period subsequent to the most recently completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an Auditors’ Report was issued.

The Corporation has requested from each of the Former Auditor and the Successor Auditor letters addressed to the securities regulatory authorities of each of the provinces and territories of Canada, stating whether or not they agree with the above statements. Copies of such letters are filed on SEDAR.

DATED at the City of Toronto, in the Province of Ontario, this 14th day of December, 2020.

ORGANIGRAM HOLDINGS INC.

/s/ Derrick West

Derrick West
Chief Financial Officer

Deloitte LLP 816 Main Street
Moncton NB E1C 1E6
Canada

Tel: 506-389-8073
Fax: 506-632-1210 www.deloitte.ca

December 16, 2020

To:	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island Service NL, Financial Services Regulation Division

Office of the Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of Yukon

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the notice of change of auditor of Organigram Holdings Inc. dated December 14, 2020 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements 1 and 4 as it relates to us, and we have no basis to agree or disagree with statements 2, 3 and 5 contained in the Notice.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants

KPMG LLP

100 New Park Place, Suite

1400 Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390

www.kpmg.ca

Private and Confidential

New Brunswick Financial and Consumer Services

Commission Ontario Securities Commission

British Columbia Securities

Commission Alberta Securities

Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities

Commission

Office of the Superintendent of Securities, Government of Prince Edward Island Service NL, Financial Services Regulation Division

Office of the Superintendent of Securities, Government of the Northwest

Territories Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of Yukon

December 16, 2020

Dear Sir/Madam

Re: Notice of Change of Auditors of Organigram Holdings Inc.

We have read the Notice of Organigram Holdings Inc. dated December 14, 2020 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG rnational Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

APPENDIX B

ORGANIGRAM HOLDINGS

INC. (the “Corporation”)

CHARTER OF THE BOARD OF DIRECTORS

This Charter of the Board of Directors (the “Charter”) was adopted by the board of directors of the Corporation (the “Board”) on August 26, 2019 and last reviewed and revised on August 26, 2020.

1.	Purpose

The purpose of this Charter is to set out the mandate and responsibilities of the Board of the Corporation. Pursuant to the Canada Business Corporations Act (the “Act”) governing the Corporation, the Board is responsible for managing, or supervising the management of, the business and affairs of the Corporation. By approving this Charter, the Board confirms its responsibility for the stewardship of the Corporation and its affairs. This stewardship function includes responsibility for the matters set out in this Charter. This Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. The responsibilities of the Board described herein are pursuant to, and subject to, the Act and the by-laws of the Corporation in effect from time to time and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

2.	Composition

The Board shall be constituted with a majority of individuals who qualify as “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). If at any time a majority of the Corporation’s directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director within the meaning of NI 58-101, the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement at their earliest convenience. Pursuant to NI 58-101, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment.

The Board shall elect an independent director, within the meaning of NI 58-101, to act as Chair of the Board. The Board shall provide the Chair with a written mandate. If the Chair is not an independent director, then the Board shall elect an independent director to act as Lead Director of the Board and shall provide such Lead Director with a written mandate.

3.	Responsibilities of the Board of Directors

The Board is responsible for the stewardship and oversight of the Corporation and its business and in that regard shall be specifically responsible for:

Strategic Direction of the Corporation

(a)	The development and adoption of the strategic direction of the Corporation.

(b)	Reviewing and approving the Corporation’s financial objectives, long and short-term business plans, and objectives, including significant capital allocations, expenditures and debt strategy.

(c)

With the assistance of the Investment Committee, reviewing and approving material transactions not in the ordinary course of business, including significant capital allocations and expenditures and all matters that would be expected to have a major impact on shareholders, creditors or employees.

(d)

Issuing shares, debt securities, convertible securities and other securities of the Corporation for such consideration as the Board may deem appropriate, subject to the Act and applicable securities laws and stock exchange rules.

(e)	Other than in the ordinary course, approving the incurrence of indebtedness by the Corporation.

(f)	Approving the re-purchase of securities of the Corporation, subject to the Act, and applicable securities laws and stock exchange rules.

Risk Management

(g)

With the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring that appropriate systems have been implemented to monitor and manage risk with a view to the long-term success of the Corporation and regularly evaluating risk exposure against the potential returns for the Corporation’s shareholders.

(h)

Monitoring the Canadian regulatory environment with respect to the marketing, acquisition, production, storage, sale and shipment of cannabis and any related controlled substance regulations, including the Corporation’s ongoing relationship with Health Canada and its continuing status as a “Licensed Producer” of cannabis in Canada, which is recognized as a key risk area of the Corporation.

(i)

With the assistance of the Corporate Governance and Nominating Committee, ensuring that the Corporation carries an appropriate level of director and officer insurance and reviewing and approving the terms of such insurance annually.

Officers and Management

(j)

Appointing senior members of the Corporation’s management (“Management”), who collectively shall be responsible for general day-to- day management of the Corporation and for making recommendations to the Board with respect to long-term strategic, financial, organizational and related objectives.

(k)

With the assistance of the Compensation Committee, reviewing the compensation of directors, officers and senior members of Management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

(l)	Selecting, monitoring and evaluating the senior members of Management, and ensuring there is in place appropriate Management succession. In connection with Management succession, the Board shall ensure that programs are in place to train and develop new Management.

(m)

Satisfying itself as to the integrity of the senior members of Management and that the senior members of Management create a culture of integrity throughout the organization. The Board is responsible for developing and approving the goals and objectives which the senior members of Management will collectively be responsible for meeting.

Financial Information, Reporting Matters and Policies

(n)	Maintaining harmony between shareholder expectations, the Corporation’s strategic goals, the financial performance of the Corporation, and the performance of Management.

(o)

With the assistance of the Audit Committee, monitoring and ensuring the integrity of the internal controls and procedures (including adequate management information systems) within the Corporation and the financial reporting procedures of the Corporation.

(p)

With the assistance of the Audit Committee, ensuring the accurate and timely reporting of financial information to shareholders and all regulatory bodies, including the review and approval of quarterly and annual financial statements, management’s discussion and analysis related to such financial statements, and budgets and forecasts.

(q)	Overseeing any related party matters, and ensuring that they are effected in compliance with all legal, regulatory and policy requirements.

(r)	Distributions, normally in the form of dividends, to shareholders.

Conduct and Confidentiality

(s)

With the assistance of the Corporate Governance and Nominating Committee, ensuring appropriate standards of conduct including adopting a corporate code of conduct for all employees and Management, and monitoring compliance with such code and all applicable laws and regulations. Only the full Board may grant waivers of the Corporation’s Code of Business Conduct and Ethics which would be to the benefit of directors and/or officers.

(t)	Enforcing confidentiality policies with regard to the Corporation’s proprietary information and all Board deliberations.

Communications and Board Resources

(u)

Ensuring effective and adequate communication with the shareholders and other stakeholders as well as the public at large. The Board shall periodically review the methods by which shareholders can communicate with the Corporation and Management, as well as the Corporation’s ability to effectively respond to communications from shareholders.

(v)	Evaluating the adequacy of its resources in its oversight of the Corporation and Management.

Board and Committee Evaluation

(w)	From time to time, evaluating its effectiveness and the effectiveness of its committees with respect to its (and their) contribution to the Corporation.

Other Responsibilities and Functions

(x)	Performing such other functions as prescribed by law or assigned to the Board in the Corporation’s governing documents, including compliance with the provisions of the by-laws of the Corporation.

It is recognized that every member of the Board, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interests of the Corporation. Directors must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, members of the Board are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time.

It is expected that Management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Corporation and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.

4.	Expectations of Directors

The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, and if one has been appointed and if appropriate, the Lead Director, and any other appropriate executive officer(s) of the Corporation to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Corporation, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves.

(d)

Loyalty, Ethics and Personal Conduct. In their roles as directors, all members of the Board owe a duty of loyalty to the Corporation. This duty of loyalty mandates that the best interests of the Corporation take precedence over any other interest possessed by a director. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Corporation; (ii) project a positive image of the Corporation to news media, the financial community, governments and their agencies, Shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Corporation and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

(e)

Other Board Memberships and Significant Activities. The Corporation values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Corporation. Directors should advise the chair of the Corporate Governance, Nominating, and Compensation Committee before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Corporation.

(f)

Contact with Management and Employees. All members of the Board should be free to contact Management at any time to discuss any aspect of the Corporation’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Corporation. The Board expects that there will be frequent opportunities for members of the Board to meet with Management in meetings of the Board and committees, or in other formal or informal settings.

(g)

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director.

(h)

Cannabis Legislation. Board members shall maintain a current knowledge of the Cannabis Act (Canada) and other Canadian regulations governing the marketing, acquisition, production, storage, sale and shipment of cannabis in Canada.

5.	Meetings

The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Corporation. The Board shall meet periodically without Management present to ensure that the Board functions independent of Management. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors will take place, which session will be chaired by the Chair of the Board or, if the Chair is not independent within the meaning of NI 58-101 and one has been appointed, the Lead Director. The Board will keep minutes of each meeting of the Board. A copy of the minutes will be provided to each member of the Board.

In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Corporation) as the Board or any such committee determines to be necessary to permit it to carry out its duties. Any director may, subject to the prior approval of the Board, retain an outside advisor at the expense of the Corporation.

The Board appreciates having certain members of Management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only.

6.	Board Meeting Agendas and Information

The Chair and, if one has been appointed, the Lead Director, in consultation with Management of the Corporation, will develop the agenda for each Board meeting. Agendas will be distributed to the members of the Board before each meeting, and all Board members shall be free to suggest additions to the agenda in advance of the meeting.

Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, Management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.

7.	Telephone Board Meetings

A director may participate in a meeting of the Board or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, from time to time, telephone board meetings may be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, Management may request that the directors approve certain matters by unanimous written consent.

8.	Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Corporation shall where possible and subject to applicable law provide for a mechanism for feedback of Shareholders.

9.	Expectations of Management

Management shall be required to report to the Board at the request of the Board on the performance of the Corporation, new and proposed initiatives, the Corporation’s business and investments, Management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects Management to promptly report to the Chair or, if one has been appointed and if appropriate, the Lead Director, any significant developments, changes, transactions or proposals respecting the Corporation or its subsidiaries.

10.	Communications Policy

The Board shall approve the content of the Corporation’s major communications to Shareholders and the investing public including any annual report, management information circular, annual information form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the management’s discussion & analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Corporation’s external communications. However, the Board believes that it is the function of Management to speak for the Corporation in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.

The Board shall have responsibility for reviewing the Corporation’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Corporation in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Corporation’s policies relating to communication and disclosure on an annual basis.

Generally, communications from Shareholders and the investment community will be directed to Management, who will coordinate an appropriate response depending on the nature of the communication. It is expected, if communications from stakeholders are made to any individual members of the Board, that Management will be informed, if appropriate, and consulted to determine any appropriate response.

11.	Internal Control and Management Information Systems

The Board has oversight for the integrity of the Corporation’s internal control and management information systems. All material matters relating to the Corporation and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the Corporation’s Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee and Management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that Management and financial reporting is complete and accurate, even though Management may be charged with developing and implementing the necessary procedures.

12.	Delegation of Powers

The directors may establish one or more committees and may, subject to the Act and other applicable laws, delegate to such committees any of the powers of the Board. The directors may also, subject to the Act and other applicable laws, delegate powers to manage the business and affairs of the Corporation to such of the officers of the Corporation as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate.

The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to Management or to other persons.

13.	Board Effectiveness

The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning formal position descriptions for the Chair of the Board and, if one has been appointed, the Lead Director, and for each committee of the Board, and for the Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any).

The Board shall review and, if determined appropriate, adopt a process recommended by the applicable committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on a periodic basis.

14.	Director Tenure Policy

The following terms are applicable to all directors who are not also executive officers of the Corporation (“Non-Executive Directors”) subject to being annually re-elected by Shareholders:

(a)	Non-executive Directors shall not stand for re-election at the annual general meeting of Shareholders following the latter of his or her 75th birthday and 15 years of Board tenure.

(b)	The Board, with the approval of a majority of the incumbent directors, may extend the term of any such Non-Executive Director for up to a three year period.

15.	Education and Training

The Board will provide newly elected directors with an orientation program to educate them on the Corporation, their roles and responsibilities on the Board or committees, as well as the Corporation’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Corporation to maintain a current understanding of the Corporation’s business, including its operations, internal controls, financial reporting and accounting practices. The Corporation shall also provide corporate membership to the Institute of Corporate Directors (“ICD”) for its Board members and Directors shall keep abreast of the routine publications of the ICD.

16.	Inconsistencies with Applicable Laws

In the event of any conflict or inconsistency between this Charter and the provisions of the Act or other applicable laws, in each case as amended, restated or amended and restated from time to time, the provisions hereof shall be ineffective and shall be superseded by the provisions of the Act or such other applicable laws to the extent necessary to resolve such conflict or inconsistency.